UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
Commission file number 001 - 04858
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
International Flavors & Fragrances Inc.
Retirement Investment Fund Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2009 AND 2008

Page

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008	5

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	6

Notes to Financial Statements	7-18

Supplemental Schedule:

Part 1 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009	19

Signatures	20

Exhibit:

Exhibit 23.1 - Consent of Smolin, Lupin and Co., P.A.

(*)
Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended have been omitted as they are not applicable.

The Administrative Committee and Participants
International Flavors & Fragrances Inc.
Retirement Investment Fund Plan
521 West 57th Street
New York, NY 10019
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have audited the accompanying statements of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.

International Flavors & Fragrances Inc.
Retirement Investment Fund Plan
New York, NY 10019
The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the 2009 audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ SMOLIN, LUPIN & CO., P.A.
Fairfield, New Jersey
June 28, 2010

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

Assets	2009	2008

Investments at Fair Value:
International Flavors & Fragrances Inc.
Common Stock Fund	$7,330,160	$5,474,231
Vanguard 500 Index Fund	36,347,805	27,528,418
Vanguard Asset Allocation Fund	3,422,055	2,974,795
Vanguard Equity Income Fund	3,585,811	3,022,814
Vanguard Explorer Fund	5,687,805	4,176,388
Vanguard International Growth Fund	17,473,240	11,547,825
Vanguard Long-Term Investment Grade Fund	8,345,939	6,925,646
Vanguard Mid-Cap Index Fund	9,348,872	6,354,652
Vanguard Prime Money Market Fund	34,772,404	38,502,661
Vanguard PRIMECAP Fund	10,870,274	7,873,378
Vanguard Retirement Savings Trust	9,221,393	9,081,098
Vanguard Total Bond Market Index Fund	14,840,128	12,936,348
Vanguard U.S. Growth Fund	9,324,288	6,692,654
Vanguard Target Retirement Income Fund	283,059	279,015
Vanguard Target Retirement Funds:
2005 Fund	1,282,149	1,636,746
2010 Fund	612,476	336,069
2015 Fund	6,621,759	4,558,477
2020 Fund	1,090,631	426,960
2025 Fund	5,106,024	3,034,090
2030 Fund	640,082	417,871
2035 Fund	3,366,877	2,122,710
2040 Fund	443,588	164,476
2045 Fund	1,408,047	770,621
2050 Fund	170,271	51,460
Participant Loans	4,986,809	4,458,734

Total Investments	196,581,946	161,348,137

Employer Contributions Receivable	—	1,115
Participant Contributions Receivable	—	2,101

Net Assets Available for Benefits	$196,581,946	$161,351,353

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Contributions:
Company contributions	$5,383,335	$5,357,878
Participant contributions	10,102,429	10,708,943

TOTAL CONTRIBUTIONS	15,485,764	16,066,821

Investment Income (Loss):
Dividends	3,322,742	5,876,460
Interest	545,441	602,825
Net Appreciation (Depreciation) of Investments	27,097,229	(56,592,749)

TOTAL INVESTMENT INCOME (LOSS), NET	30,965,412	(50,113,464)

Other asset transfers	—	113,205

TOTAL ADDITIONS (REDUCTIONS)	46,451,176	(33,933,438)

Benefits Distributed	(11,203,271)	(10,913,099)
Administrative Fees	(17,312)	(4,370)

TOTAL DISBURSEMENTS	(11,220,583)	(10,917,469)

Net Increase (Decrease) in Participants’ Balances During Year	35,230,593	(44,850,907)

Net Assets Available for Benefits:

Beginning of Year	161,351,353	206,202,260

END OF YEAR	$196,581,946	$161,351,353

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 1 — DESCRIPTION OF THE PLAN:
The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for complete information.
A. General/Eligibility:
The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”). The Plan also covers certain employees who are U.S. citizens temporarily assigned to subsidiaries abroad. Employees hired between January 1, 2006 and August 31, 2006 participated under a separate plan that was merged into the Plan effective September 1, 2006. Employees become eligible to participate in the Plan on their first day of employment and are automatically enrolled at a contribution rate of 4% of pre-tax eligible earnings in the Target Retirement Income Fund closest to the participant’s 65th birthday. In July 2006 the Plan was amended to provide a different matching contribution formula, as described in Note 1 E below, for employees who are hired by the Company or whose plan assets were merged into the Plan on or after September 1, 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and the Pension Protection Act of 2006.
B. Administration of the Plan:
The Vanguard Fiduciary Trust Company is the Trustee of the Plan (“Vanguard” or the “Trustee”) and has custody of the assets. The Administrative Committee, whose appointment is overseen by the Company’s Board of Directors, is responsible for administration of the Plan; the Administrative Committee oversees the Trustee in carrying out the day-to-day activities of administration. The Investment Committee, whose appointment is overseen by the Company’s Board of Directors, oversees the Plan’s investment options and management of Plan assets.
C. Investments:
The Plan offers participants twenty-three investment funds and a common collective trust. Participants have the option to invest in, and direct any matching contribution towards any of the following funds:
IFF Common Stock Fund: This fund consists principally of common stock of the Company and Vanguard Prime Money Market fund deemed necessary for orderly investment in such stock and for anticipated cash requirements.
Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income by investing in a diversified portfolio of long-term investment-grade bonds.
Vanguard Prime Money Market Fund: This fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities which maintain a dollar-weighted average maturity of 90 days or less. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Index. The level of current income produced generally ranges from moderate to very low.
Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential and reasonable stock prices in comparison with expected earnings. Current income is incidental.
Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential. A 2% redemption fee is charged for any shares transferred out of this fund prior to the end of the two-month holding period.
Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index.
Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for superior growth potential. These companies tend to be unseasoned.
Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth that is not reflected in their current market price. Any shares within a participant’s account exchanged into this fund are subject to a 1-year holding period. A 1% redemption fee will be charged for any shares transferred out of this fund prior to the end of the holding period.
Vanguard Asset Allocation Fund: This fund seeks to maximize long-term growth of capital and income by investing in common stocks, bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk. This fund may invest up to 100% of its assets in any one of the three asset classes.
Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Morgan Stanley Capital International (“MSCI”) US Mid Cap 450 Index, which comprises a market-weighted group of medium-sized U.S. companies.
Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.
Vanguard Target Retirement Funds: These consist of 10 separate funds seeking capital appreciation and current income growth by investing in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within the target years of 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 and 2050.
Vanguard Target Retirement Income Fund: This fund seeks current income and some capital appreciation by investing in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.
Vanguard Retirement Savings Trust: This common collective trust seeks a stable share value of $1.00 and a high level of current income consistent with a 2-3 year average maturity by investing primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
D. Cash or Deferred Wage and Salary Conversion Agreements:
Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant contributions to the Plan are made. Such agreement specifies the portion of the participant’s compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant’s account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the “Code”). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Under the Code, the maximum amount permitted per participant was limited to $16,500 and $15,500 in 2009 and 2008, respectively. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,500 and $5,000 for eligible employees for each of 2009 and 2008, respectively. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess above Code limits, plus any income less any loss allocable thereto, shall be distributed to the participant.
E. Company Contributions:
The Company matches 100% of the first 4% of the participant’s base compensation contributed and 75% of contributions over 4% and up to 8% of the participant’s base compensation for (a) employees hired, re-hired or whose plan assets were transferred into the Plan on or after September 1, 2006 (see Note 7) or (b) participants in which the sum of their age plus the number of service years was less than 70 as of December 31, 2007. For employees that were participants of the Plan before September 1, 2006, and who do not meet the criteria set forth in (a) and (b) above, the Company matches 50% of the first 6% of the participant’s compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.
F. Vested Benefits/Forfeitures:
All participants who are employed by the Company vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching contribution after three years of continuous credited service. At December 31, 2009 and 2008, forfeited non-vested amounts approximated $227,000 and $213,000, respectively. Forfeitures are applied towards employer matching contributions. For the year ended December 31, 2009 there were participant forfeitures of approximately $250,000 and forfeitures applied against employer contributions of $236,000. For the year ended December 31, 2008 there were participant forfeitures of approximately $291,000 and forfeitures applied against employer contributions of $139,000.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
G. Individual Accounts:
A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company’s matching contribution are credited to the specific participant’s account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s funds as directed by the participant.
Participants’ accounts are maintained on a unit basis for all funds.
Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective fund.
H. Transfers Between Funds:
Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. The 60-day limitation does not apply to the Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust.
I. Loans and In-service Withdrawals:
Participants may borrow from the Plan as described in Note 5. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated in accordance with guidelines set forth in the Code (“hardship withdrawal”). A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution a participant may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.
J. Rollover Contributions:
Participants who receive eligible rollover distributions from another ERISA qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from such an IRA must be made within one year of original distribution from the qualified retirement plan. Rollovers included in participant contributions were approximately $322,000 and $361,000 for 2009 and 2008, respectively.
K. Benefit Payments:
On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:
•	A lump-sum payment;

•	Periodic payments.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed.
L. Termination of Plan:
The Company may terminate the Plan at any time. In such event, the total amounts in participants’ accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be distributed to them or their designated beneficiaries, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention of terminating the Plan.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of the significant accounting policies followed by the Plan:
A. Method of Accounting:
The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
B. Valuation of Investments:
Investments are reported at fair value (see Note 3) in accordance with accounting guidance on fair value measurements and disclosures. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
C. Security Transactions and Related Investment Income:
Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.
D. Administrative Expenses:
All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 5) and discretionary portfolio management fees associated with the Vanguard Managed Account Program. Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
E. Contribution Income:
Contributions made in accordance with participants’ CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants’ compensation. Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants’ earnings for the participant contributions.
F. Benefit Obligations:
Benefits are recorded when paid.
G. Risks and Uncertainties:
The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the financial statements.
H. Use of Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.
NOTE 3 — FAIR VALUE MEASUREMENTS:
Accounting guidance on fair value measurements specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:
•	Level 1: Quoted prices for identical instruments in active markets;

•
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
The IFF Common Stock Fund is valued based on the closing price of the underlying IFF common stock at the valuation date, plus any uninvested cash position. Mutual funds, which include money market funds, are registered investment companies and are valued at quoted market prices which represent the net asset value of the underlying shares held by the Plan at the valuation date. The Vanguard Retirement Savings Trust is a common collective trust that holds fully benefit responsive investment contracts that are valued at contract value which is the same as fair value in all material respects. Participants’ loans are stated at cost, which approximates fair value.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements as of December 31, 2009
	Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$3,422,055	$—	$—	$3,422,055
Bond	23,186,067	—	—	23,186,067
Domestic equity	75,164,855	—	—	75,164,855
International equity	17,473,240	—	—	17,473,240
Money market	34,772,404	—	—	34,772,404
Retirement income	21,024,963	—	—	21,024,963
Common stock fund	—	7,330,160	—	7,330,160
Common/collective trust funds	—	9,221,393	—	9,221,393
Participant loans	—	—	4,986,809	4,986,809

Total investment measured at fair value	$175,043,584	$16,551,553	$4,986,809	$196,581,946

	Fair Value Measurements as of December 31, 2008
	Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$2,974,795	$—	$—	$2,974,795
Bond	19,861,994	—	—	19,861,994
Domestic equity	55,648,304	—	—	55,648,304
International equity	11,547,825	—	—	11,547,825
Money market	38,502,661	—	—	38,502,661
Retirement income	13,798,495	—	—	13,798,495
Common stock fund	—	5,474,231	—	5,474,231
Common/collective trust funds	—	9,081,098	—	9,081,098
Participant loans	—	—	4,458,734	4,458,734

Total investment measured at fair value	$142,334,074	$14,555,329	$4,458,734	$161,348,137

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets — Participant Loans
	December 31, 2009	December 31, 2008
Balance at the beginning of the year	$4,458,734	$4,122,589
Issuances, repayments, and settlements, net	528,075	336,145

Balance at the end of the year	$4,986,809	$4,458,734

NOTE 4 — TAX STATUS:
The Internal Revenue Service has determined and informed Vanguard via a favorable determination letter dated March 31, 2008 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.
NOTE 5 — PARTICIPANT LOANS:
Upon application by a participant and validation as appropriate per the Participant Loan Policy, the Trustee may make a loan to a participant in an amount not exceeding the lesser of 50% of the balance in the participant’s account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant’s balance in each of his or her selected investment funds. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, at date of withdrawal, but in no case in excess of the legal rate of interest. The Plan limits the total number loans outstanding at any time for each participant to three loans. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan. Interest rates on outstanding participant loans at December 31, 2009 and 2008 range from approximately 3.75% to approximately 10%.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 6 — RELATED PARTY TRANSACTIONS:
The IFF Common Stock Fund invests in shares of the Company’s common stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the IFF Company Stock Fund qualify as party-in-interest transactions.
Most Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.
In the opinion of the Investment Committee, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.
NOTE 7 — TRANSFER OF ASSETS:
There were no asset transfers, net in 2009. Other asset transfers in 2008 include transfers of $113,205 from an affiliated plan.
NOTE 8 — NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:
The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
YEAR ENDED DECEMBER 31, 2009

	International
	Flavors &		Net
	Fragrances Inc.		Appreciation/
	Common Stock Fund	Mutual Funds	(Depreciation)

IFF Common Stock Fund	$2,059,169		$2,059,169
Vanguard 500 Index Fund		6,850,179	6,850,179
Vanguard Asset Allocation Fund		464,335	464,335
Vanguard Equity Income Fund		429,524	429,524
Vanguard Explorer Fund		1,467,187	1,467,187
Vanguard International Growth Fund		4,758,681	4,758,681
Vanguard Long-Term Investment Grade Fund		211,171	211,171
Vanguard Mid-Cap Index Fund		2,507,690	2,507,690
Vanguard PRIMECAP Fund		2,665,414	2,665,414
Vanguard Total Bond Market Index Fund		228,244	228,244
Vanguard U.S. Growth Fund		2,316,556	2,316,556
Vanguard Target Retirement 2005 Fund		119,594	119,594
Vanguard Target Retirement 2010 Fund		127,134	127,134
Vanguard Target Retirement 2015 Fund		766,378	766,378
Vanguard Target Retirement 2020 Fund		166,062	166,062
Vanguard Target Retirement 2025 Fund		781,093	781,093
Vanguard Target Retirement 2030 Fund		113,798	113,798
Vanguard Target Retirement 2035 Fund		662,018	662,018
Vanguard Target Retirement 2040 Fund		73,978	73,978
Vanguard Target Retirement 2045 Fund		263,566	263,566
Vanguard Target Retirement 2050 Fund		33,782	33,782
Vanguard Target Retirement Income Fund		31,676	31,676

Total	$2,059,169	$25,038,060	$27,097,229

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
YEAR ENDED DECEMBER 31, 2008

	International
	Flavors &		Net
	Fragrances Inc.		Appreciation/
	Common Stock Fund	Mutual Funds	(Depreciation)

IFF Common Stock Fund	$(3,207,757)		$(3,207,757)
Vanguard 500 Index Fund		(17,308,454)	(17,308,454)
Vanguard Asset Allocation Fund		(1,805,369)	(1,805,369)
Vanguard Equity Income Fund		(1,564,747)	(1,564,747)
Vanguard Explorer Fund		(2,901,006)	(2,901,006)
Vanguard International Growth Fund		(10,801,337)	(10,801,337)
Vanguard Long-Term Investment Grade Fund		(235,242)	(235,242)
Vanguard Mid-Cap Index Fund		(4,642,012)	(4,642,012)
Vanguard PRIMECAP Fund		(4,431,152)	(4,431,152)
Vanguard Total Bond Market Index Fund		24,274	24,274
Vanguard U.S. Growth Fund		(4,177,610)	(4,177,610)
Vanguard Target Retirement 2005 Fund		(434,177)	(434,177)
Vanguard Target Retirement 2010 Fund		(96,976)	(96,976)
Vanguard Target Retirement 2015 Fund		(1,711,820)	(1,711,820)
Vanguard Target Retirement 2020 Fund		(181,667)	(181,667)
Vanguard Target Retirement 2025 Fund		(1,488,972)	(1,488,972)
Vanguard Target Retirement 2030 Fund		(187,548)	(187,548)
Vanguard Target Retirement 2035 Fund		(963,364)	(963,364)
Vanguard Target Retirement 2040 Fund		(64,977)	(64,977)
Vanguard Target Retirement 2045 Fund		(359,118)	(359,118)
Vanguard Target Retirement 2050 Fund		(1,463)	(1,463)
Vanguard Target Retirement Income Fund		(52,255)	(52,255)

Total	$(3,207,757)	$(53,384,992)	$(56,592,749)

NOTE 9 — PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN’S NET ASSETS:
Investments at fair value that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 were as follows:

	2009	2008
Mutual Funds:
Vanguard Prime Money Market Fund	$34,772,404	$38,502,661
Vanguard 500 Index Fund Signal Shares	36,347,805	27,528,418
Vanguard PRIMECAP Fund	10,870,274	*
Vanguard International Growth Fund	17,473,240	11,547,825
Vanguard Total Bond Market Index Fund	14,840,128	12,936,348
Vanguard Retirement Savings Trust	*	9,081,098

*	Fair value of funds did not represent 5% or more of Plan assets at each respective year-end.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
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SUPPLEMENTAL SCHEDULE
INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
EIN No. 13-432060
PLAN No. 001
FORM 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or	Description of Investment, including Maturity Date,	(d)	Current
(a)	Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	International Flavors & Fragrances Inc. Comon Stock Fund	Company Stock Fund	a	$7,330,160
*	Vanguard Retirement Savings Trust	Common/Collective Trust	a	9,221,393
*	Vanguard Long-Term Investment Grade Fund	Mutual Fund	a	8,345,939
*	Vanguard Prime Money Market Fund	Mutual Fund	a	34,772,404
*	Vanguard 500 Index Fund	Mutual Fund	a	36,347,805
*	Vanguard U.S. Growth Fund	Mutual Fund	a	9,324,288
*	Vanguard International Growth Fund	Mutual Fund	a	17,473,240
*	Vanguard Total Bond Market Index Fund	Mutual Fund	a	14,840,128
*	Vanguard Explorer Fund	Mutual Fund	a	5,687,805
*	Vanguard PRIMECAP Fund	Mutual Fund	a	10,870,274
*	Vanguard Asset Allocation Fund	Mutual Fund	a	3,422,055
*	Vanguard Mid-Cap Index Fund	Mutual Fund	a	9,348,872
*	Vanguard Equity Income Fund	Mutual Fund	a	3,585,811
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	a	1,282,149
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	a	612,476
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	a	6,621,759
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	a	1,090,631
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	a	5,106,024
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	a	640,082
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	a	3,366,877
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	a	443,588
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	a	1,408,047
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	a	170,271
*	Vanguard Target Retirement Income Fund	Mutual Fund	a	283,059
*	Participant Loans	Varying maturity dates through 10/9/2019, interest ranging from 3.75% to 10.00%, per annum		4,986,809

		TOTAL INVESTMENTS		$196,581,946

*	Indicates party-in-interest to the plan.

a	The cost of participant-directed investments is not required to be disclosed.
See independent auditors’ report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC. RETIREMENT INVESTMENT FUND PLAN
Date: June 28, 2010	By:	/s/ Shelley Bellisle
Shelley Bellisle
Chairman, Administrative Committee